Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

NEWS RELEASE

Agrium sends letter to CF Industries stockholders

April 20, 2009—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) today sent the following letter to CF Industries Holdings Inc. (NYSE: CF) stockholders.

CF STOCKHOLDERS: THIS IS YOUR LAST CHANCE BEFORE THE

CF ANNUAL MEETING TO SEND A MESSAGE TO YOUR BOARD!

Dear Fellow CF Industries Stockholder:

Tomorrow is CF’s Annual Meeting – this is your last chance to have your voice heard by CF’s board and management before the CF annual meeting!

We believe that CF’s actions over the past several weeks – as evidenced by its refusal to engage with us and by its restructuring its deal for Terra to eliminate a stockholder vote – demonstrate that CF is not acting in the best interests of its stockholders to maximize shareholder value. We urge you to send a message to your board that they should engage with us to negotiate a mutually beneficial transaction and deliver value to you by voting to WITHHOLD your votes for CF’s three director nominees running for re-election tomorrow, April 21, 2009.

AGRIUM IS 100% COMMITTED TO ACQUIRING CF

Any assertions to the contrary are flatly wrong. Our initial offer represented a premium of over 30% on the date it was announced and we have since raised the cash component of our offer by 10%. Furthermore, we have repeatedly indicated our willingness to pay more if CF would only meet with us and demonstrate additional value.

Agrium has also incurred significant bank commitment fees in order to make an offer with no financing condition, launched our bid within 24 hours of receiving financing commitments, and is moving ahead to secure regulatory approvals.

WE’RE READY TO MEET WITH CF ANYTIME, ANYWHERE

Contrary to CF’s assertions, we have attempted numerous times to engage CF’s management and board in discussions, making several calls over the past several weeks. Each time, we were rebuffed or ignored. As we have said repeatedly, we are ready to meet with CF and its advisors immediately – and at a location of their choice – to negotiate a mutually beneficial transaction between our two companies.

WOULD YOU RATHER RECEIVE A PREMIUM OR PAY A PREMIUM?

Time is short. Signal your desire to CF’s board and management that you are strongly interested in the opportunity to receive:

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A significant premium – Agrium recently increased its offer to purchase all of the common stock of CF to $35.00 in cash plus one Agrium common share for each CF common share. Based on Agrium’s closing stock price on Friday, April 17, 2009 this represents a premium of 35% percent to CF’s closing price on February 24, 2009, the day before Agrium announced its initial proposal. This is substantially higher than the premium CF is offering for Terra and compares favorably to precedent transactions.

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A stake in a diversified business well positioned for future market cycles – Agrium believes its business mix has provided higher average and less-volatile gross margins than CF over a five year time frame – and has traded at a higher EV/EBITDA multiple – since CF’s IPO in 2005. In addition, over 50% of the total consideration is in Agrium stock, presenting CF stockholders with a unique opportunity for significant long-term value creation as well as near-term liquidity.

•

A management team with a track record of successful acquisitions – Agrium has successfully completed and integrated nine acquisitions totaling $3.4 billion over the last five years whereas CF has announced only one acquisition of approximately $25 million and therefore has essentially no track record of integrating acquisitions or extracting synergies since its IPO.

WITHHOLD YOUR VOTE FOR STEPHEN A. FURBACHER, DAVID R. HARVEY, AND JOHN D. JOHNSON!

CF stockholders of record as of March 16, 2009 are entitled to vote at the annual meeting. If you are a CF stockholder of record, you can still vote even if you have since sold your shares. Georgeson Inc. is assisting Agrium with its efforts to solicit proxies. If you have any questions about voting your shares, please call Georgeson Inc. toll-free at (866) 318-0506 (banks and brokerage firms should call (212) 440-9800) or email cftransaction@georgeson.com.

Every stockholder’s vote is important, regardless of how many shares you own. To ensure your vote is counted, submit your vote via telephone or email today.

Thank you for your support.

Very truly yours,

Michael M. Wilson

President & Chief Executive Officer

Agrium Inc.

* * *

Agrium urges CF stockholders to WITHHOLD their votes for CF’s three director nominees at CF’s Annual Meeting on April 21, 2009, via telephone or email today. Georgeson Inc. is acting as Agrium’s proxy solicitor and can be reached toll-free at (866) 318-0506 (banks and brokerage firms should call (212) 440-9800) or by email at cftransaction@georgeson.com.

Additional Information

RBC Capital Markets and Scotia Capital are acting as financial advisors; Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP as legal counsel; and Georgeson Inc. as information agent in connection with Agrium’s offer.

Stockholder questions regarding the exchange offer or requests for offering materials should be directed to Agrium’s information agent for the exchange offer, Georgeson Inc., toll-free at (866) 318-0506. Offering materials are also available on the SEC’s web site at www.sec.gov. CF stockholders are urged to read the offering materials filed by Agrium, which contain important information about the offer. For further information regarding Agrium’s offer for CF, please visit www.agrium.com.

About Agrium

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at: www.agrium.com.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of CF, Agrium and its wholly-owned subsidiary North Acquisition Co. (“North”) filed a definitive proxy statement with the SEC on April 6, 2009. The definitive proxy statement of Agrium and North and accompanying proxy card have been mailed to stockholders of CF. INVESTORS AND SECURITY HOLDERS OF CF ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in the solicitation of proxies from CF stockholders for CF’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the definitive proxy statement filed by Agrium and North with the SEC on April 6, 2009.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders to be held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Ashley Harris, Manager, Investor Relations

(403) 225-7437

Tom Gardiner

Georgeson Inc.

(212) 440-9872

Media:

Drew Brown/Stephanie Pillersdorf

Sard Verbinnen & Co

(212) 687-8080

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